Exhibt 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF June 30, 2010

U.S. DOLLARS IN THOUSANDS

INDEX

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,538	1,428
Restricted cash	204	208
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $15 at both June 30 , 2010 and December 31, 2009)	993	761
Other accounts receivable and prepaid expenses	225	145

Total current assets	2,960	2,542

LONG-TERM ASSETS:
Long-term prepaid expenses	72	86
Severance pay fund	1,142	1,098
Property and equipment, net	231	241
Software development costs, net	1,123	1,615
Goodwill	5,965	6,313

Total long-term assets	8,533	9,353

Total assets	11,493	11,895

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	1,012	917
Current maturities of long-term convertible debt	1,000	333
Trade payables	189	204
Deferred revenues	2,443	1,991
Employees and payroll accruals	685	819
Accrued expenses and other liabilities	744	988

Total current liabilities	6,073	5,252

LONG-TERM LIABILITIES:
Long-term convertible debt	1,000	1,667
Long-term debt	596	1,083
Revaluation of Liabilities presented at fair value	458	303
Accrued severance pay	1,654	1,548

Total long-term liabilities	3,708	4,601

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	936	920
Authorized: 130,000,000 shares at June 30 , 2010 and December 31, 2009. Issued and outstanding: 32,179,054 shares at June 30, 2010 and 31,571,150 at December 31, 2009
Additional paid-in capital	102,264	102,095
Accumulated other comprehensive loss	(794)	(453)
Accumulated deficit	(100,695)	(100,520)

Total shareholders' equity	1,711	2,042

Total liabilities and shareholders' equity	11,492	11,895

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	6 months ended		3 months ended
	June 30,		June 30,
	2010	2009	2010	2009

Software licenses	2,540	1,813	1,129	893
Maintenance and services	2,761	2,555	1,415	1,261

	5,301	4,368	2,544	2,154
Operating expenses:
Cost of revenues	1,032	1,448	533	727
Research and development, net	1,148	912	550	390
Selling and marketing	2,038	1,759	965	839
General and administrative	866	836	443	365

Total operating expenses	5,084	4,955	2,491	2,321

Operating profit/ (loss)	218	(587)	53	(167)

Financial expenses, net	359	277	(26)	114
Other expense (income)	-	(10)	(0)
Profit (Loss) before income taxes	(141)	(854)	80	(281)
Taxes on income	34	26	26	4

Net profit/ (loss)	(175)	(880)	53	(285)

Basic and diluted net profit (loss) per share	$(0.01)	$(0.03)	$0.00	$(0.01)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulate	comprehensive	shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(98,155)		6,058
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)

Total comprehensive loss						(3,881)	2,532

Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Stock-based compensation	-		196				196
Other comprehensive loss:			(3,117)		2,795		(322)
Foreign currency translation adjustments	-	-		2			2
conversion of short term loan	3,276,396	79	314				393
issuance of shares (rights offering)	4,982,358	119	410				529
Exercise of warrants	116,160	2	12				14
Net loss	-	-			(1,303)	(1,303)	(1,303)
Total comprehensive loss

Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,520)	(1,303)	2,041

Stock-based compensation			113				113
Foreign currency translation adjustments				(341)			(341)
Exercise of warrants	609,366	16	56				73
Net loss					(175)		(175)
							-
Balance as of June 30, 2010 (unaudited)	32,180,516	936	102,264	(794)	(100,695)		1,711

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended	6 months ended
	June 30,	June 30,
	2010	2009

Cash flows from operating activities:
Net profit /( loss) from continued operations	(175)	(880)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in restricted cash	4	6
Depreciation	53	95
Stock based compensation	113	98
Amortization of deferred expenses		26
Amortization of debt discount		126
Amortization of software development costs	602	1,138
Increase (decrease) in accrued severance pay, net	62	(17)
Decrease (increase) in trade receivables	(235)	(441)
Decrease ( increase) in other accounts receivable and prepaid expenses	(80)	(6)
Decrease / (Increase) in long-term prepaid expenses	14	12
Increase (decrease) in trade payables	(14)	(105)
Increase (decrease) in deferred revenues	464	362
Increase (decrease) in employees and payroll accruals	(133)	(333)
increase / (decrease) in accrued expenses and other liabilities	(239)	18
Increase (decrease) in Long term liabilities	(0)	(21)
Increase (decrease) in revaluation of Liabilities presented at fair value	154	19

Net cash provided (used) by operating activitise	591	97

Cash flows from investing activities:
Restricted cash, net	-
Purchase of property and equipment	(43)	(6)
Capitalization of software development costs	(110)	(285)

Net cash used in investing activities	(153)	(291)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	1	-
Receipt of long term loan	25	540
Issuance of shares	72
Receipt of Short term debt, net - convert to Capital	-
Repayment of long-term debt	(417)	(8)

Net cash provided by (used in) financing activities	(319)	532

Foreign currency translation adjustments on cash and cash equivalents	(11)	15

Increase (decrease) in cash and cash equivalents	109	353
Cash and cash equivalents at the beginning of the period	1,428	480

Cash and cash equivalents at the end of the period	1,537	833

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	355	65

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	6 months ended		3 months ended
	June 30,		June 30,
	2010	2009	2010	2009

GAAP operating profit /(loss)	218	(587)	53	(167)
Stock based compensation (1)	113	97	60	41
Amortization and capitalization of Software development costs (2)	492	852	204	407

Non-GAAP operating profit (loss)	823	362	317	281

GAAP net profit (loss)	(175)	(880)	53	(287)
Stock based compensation (1)	113	97	60	41
Amortization and capitalization of Software development costs (2)	492	852	204	407
Financial expenses (3)	154	171	(197)	(8)

Non-GAAP net profit (loss)	584	240	120	153

GAAP basic and diluted net profit (loss) per share	(0.01)	(0.03)	0.00	(0.01)
Stock based compensation (1)	0.00	0.00	0.00	0.00
Amortization and capitalization of Software development costs (2)	0.02	0.03	0.01	0.01
Financial expenses (3)	0.00	0.01	(0.01)	(0.00)

Non-GAAP basic and diluted net profit (loss) per share	0.02	0.01	0.00	0.01

(1) Equity-based compensation expenses resulting under ASC 718 (formerly known as SFAS 123):
Equity-based compensation expense included in "Research and development"	25	12	14	1
Equity-based compensation expense included in "Selling and marketing"	43	50	23	23
Equity-based compensation expense included in "General and administrative"	45	35	23	17

	113	97	60	41

Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Amortization and capitalization of software development costs resulting under ASC 985-20 (formerly known as SFAS 86):
Amortization	602	1,137	302	566
Capitalization	(110)	(285)	(98)	(159)

	492	852	204	407
(3) Financial expenses:
Amortization of debt discount	-	126		26
Revaluation of warrants and conversion features of long term debt	154	19	(197)	(47)
Amortization of deferred charges	-	26		13

	154	171	(197)	(8)

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-           GENERAL

Attunity Ltd. (the "Company" or "Attunity") and its subsidiaries develop, market and provide real-time data integration and event capture software that enable enterprises to access and use data from different databases where and when needed. This includes data connectivity, data federation, and data replication software. Using Attunity's software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision - an application generator, and APTuser - a database retrieval and production report generator.

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

These financial statements should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes as of December 31, 2009 included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the "2009 Financial Statements").

NOTE 3:-           SIGNIFICANT ACCOUNTING POLICIES

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.
There have been no changes to the significant accounting policies during the six months ended June 30, 2010 as compared to the significant accounting policies described in the 2009 Financial Statements.

NOTE 4:-           SHAREHOLDERS' EQUITY

a.
The Company accounts for stock based compensation in accordance with ASC 718 Compensation - Stock Compensation", as described in detail in Note 13 "Shareholders' Equity" to the 2009 Financial Statements. During the six months ended June 30, 2010, the Company granted 876,550 options to employees under the Company's 2001 and 2003 option plans.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-            SHAREHOLDERS' EQUITY (Cont.)

The fair value for options granted in the first six months of 2010 is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

Six months ended June 30,
2010
Unaudited

Risk free interest	1.9%
Dividend yields	0%
Volatility	126.3%
Expected life (in years)	4

   The following is a summary of the Company's stock options activity among the various plans:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2009	4,458	$0.79	-	-
Granted	877	0.37	-	-
Exercised	(6)	0.14	-	-
Canceled or forfeited	(548)	2.51	-	-

Outstanding at June 30, 2010 (unaudited)	4,781	$0.49	4.21	$522

Exercisable at June 30, 2010 (unaudited)	2,463	$0.69	3.54	$179

Vested and expected to vest at June 30, 2010 (unaudited)	4,595	$0.50	5.93	$494

 The weighted average fair value of options granted during the six months ended June 30, 2010 was $0.37.

b.
On May 12, 2009 the Company completed a rights offering with total gross proceeds of approximately $600 (excluding offering expenses and the conversion of approximately $400 of a short-term convertible loan granted by certain affiliates of the Company). The Company issued to the subscribing shareholders (including the lenders) a total of 8,258,754 ordinary shares and three-year warrants exercisable into 4,129,376 ordinary shares, at an exercise price of $0.12.

During the six months ended June 30, 2010, 603,199 of the above warrants were exercised.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FINANCING Financings as of June 30, 2010 and December 31, 2009 consisted of the following:

	Six months ended June 30,	Year ended December 31,
	2010	2009
	Unaudited	Audited

Long-term loan	$1,608	$2,000
Convertible debt	2,000	2,000
	3,608	4,000
Current maturities portion	2,012	1,250

Long-term portion	$1,596	$2,750

    Long-term loan

In January  2007, the Company entered into a loan agreement with Plenus Technologies Ltd. and its affiliates ("Plenus" or the "lender"), whereby the lender provided a $2,000 loan.

The outstanding loan amount was originally due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrued interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and was being paid on a quarterly basis. In addition, the Company issued to the lender non-forfeitable warrants, exercisable until January 30, 2012, to purchase up to 439,883 ordinary shares at an exercise price per share of $1.364, subject to price adjustments.

In March  2009, the Company and Plenus amended the loan agreement. Under the amendment, the Company shall repay the loan amount in 24 equal monthly payments starting February 2010 and the loan will accrue interest at an annual fix rate of 9%. In addition, if, during the period between March 19, 2009 and March 18, 2014, the Company enters into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of the Company's assets, or a transaction in which a person or entity acquires more than 50% of its outstanding shares, then, without derogating from the obligation to repay the outstanding loan, the Company will have to pay the lender an additional amount (the "Additional Payment") equal to, in general, the higher of 15% of the outstanding loan amount and 15% of the aggregate proceeds payable to shareholders or the Company in connection with such Fundamental Transaction. Alternatively, for a period of 14 days commencing on the date on which the Company provides the lender with a copy of the Company’s audited financial statements for the year ended December 31, 2012, provided that the consolidated revenues are equal to, or exceed, $18,000, the lender will be entitled, at its sole discretion and in lieu of the Additional Payment, to receive an amount equal to the higher of (i) 15% of such revenues, and (ii) $1,500.

    Convertible debt

In April 2004, the Company issued to a group of existing shareholders a convertible promissory note (the "Promissory Note") in the amount of $2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt was repayable at the end of five years and the interest was payable semiannually. The debt was convertible into ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The warrants expired on May 4, 2007 without being exercised.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FINANCING (Cont.)

In September 2006, following a private placement conducted by the Company, the conversion price was adjusted to $ 1.25 per share. As a result, the number of shares that would be received upon conversion increased by 457,143 shares to 1,600,000 shares.

In January 2009, the Company entered into an agreement with the holders of the Promissory Notes ("the Extension Agreement"), whereby the maturity date of the Promissory Notes was extended by 18 months from May 4, 2009 to November 4, 2010. In consideration of extending the repayment date, the holders of the Promissory Notes received the following:

1.	The interest rate of the Promissory Notes was increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%)

2.	The Company will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

3.
Warrants held by the holders of the Promissory Notes and another person, exercisable into a total of 600,000 Ordinary shares, were amended so that (1) the expiration date was extended by 18 months from October 9, 2009 to April 9, 2011 and (2) a price adjustment mechanism was amended so that any financing of more than $ 100, (instead of $ 1,500) will trigger such price protection adjustment.

    The principal terms of the Extension Agreement were approved by the Company's shareholders on December 31, 2008.

In March 2010, the Company entered into another extension agreement ("the Second Extension Agreement") with the holders of the Promissory Notes, whereby the maturity date was extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal quarterly installments of $333 starting from November 4, 2010. In consideration of extending the repayment date, the holders of the Promissory Notes received the following:

1.
The interest rate of the Promissory Notes was increased from an annual rate of LIBOR plus five percent (5%) to a fix rate of nine percent (9%), payable in cash together with the applicable installment;

2.
Warrants held by the holders of the Promissory Note and another person, exercisable into a total of 600,000 Ordinary shares, were amended so that the expiration date was extended from April 9, 2011 to the later of (1) February 9, 2012, and (2) the date on which the principal amount under the Promissory Note issued to the holders, and any interest accrued and outstanding thereon, will have been fully repaid to the holders;

3.
The definition of what constitutes an "event of default" would include (1) a failure by the Company to pay, when due, indebtedness of more than $100 and (2) the declaration of an event of default by Plenus; and

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FINANCING (Cont.)

4.
Other than with respect to Mr. Shimon Alon, the Company's Chairman and CEO, and two other directors, who waived their entitlement to the following, the holders of the Promissory Note are entitled to the following:

a)
If the Company fails to timely pay any installment (including interest), and the same is not remedied within ten (10) days, the Company will be required to issue additional warrants to the holders (1) at an exercise price equal to the average closing price of the ordinary shares in the 14 trading days following the relevant due date, but not less than $ 0.12 per share, and (2) that are exercisable into a number of Ordinary shares equal to 100% of the unpaid balance of the installment divided by the applicable exercise price. The aforesaid delay in the payment of 10 days or more shall not be considered an event of default provided that these warrants are issued within 45 days following the relevant due date; and

b)
In addition, if the Company fails to timely pay such installment (including interest), and the same is not remedied within 90 days from the date it is due, then the Company will be required to issue warrants to the holders (1) at an exercise price equal to the average closing price of its Ordinary shares in the 14 trading days following the aforesaid 90th day, but not less than $ 0.12 per share and (2) that are exercisable into a number of Ordinary shares equal to 60% of the unpaid balance of the principal amount less the installment (that triggered the issuance above) ,divided by the applicable exercise price. A delay in payment of more than 90 days will be considered an event of default.

The principal terms of the Second Extension Agreement were approved by the Company's shareholders on December 31, 2009.

The Company accounted for the Second Extension Agreement in accordance with ASC 470-50-40 (formerly EITF 96-19) as a non-substantive modification.

As of June 30, 2010, no shares were issued pursuant to debt conversion.

NOTE 6:-	COMPREHENSIVE LOSS

The following table reconciles net income to comprehensive income:

	Six months ended June 30,
	2010	2009
	Unaudited	Unaudited

Net loss	$(175)	$(880)
Foreign currency translation adjustments, net	(15)	(18)

Comprehensive loss	$(190)	$(898)

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	NET INCOME (LOSS) PER SHARE The following table sets forth the computation of the basic and diluted net income per share:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	Unaudited

Numerator for basic earnings per share	$53	$(285)	$(175)	$(880)
Effect of dilutive warrants	$(116)	-	-	-

Nominator for diluted net loss per share	$(63)	$(285)	$(175)	$(880)

Weighted average shares outstanding:

Denominator for basic net earnings per share	31,923,602	27,643,000	31,750,000	25,432,000

Effect of dilutive warrants	1,087,381	-	-	-

Denominator for diluted net earnings per share	33,010,983	27,643,000	31,750,000	24,432,000

Basic net earnings (loss) per share	$0.001	$(0.01)	$(0.01)	$(0.03)

Diluted net loss per share	$(0.001)	$(0.01)	$(0.01)	$(0.03)